UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

OPAL FUELS INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock	68347P 111
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Ann Anthony

Chief Financial Officer

c/o OPAL Fuels Inc.

One North Lexington Avenue

Suite 1450

White Plains, New York 10601

(914) 705-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Andrew Felner, Esq.

Edward M. Welch, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, New York 10112

Tel: (212) 653-8700

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by OPAL Fuels Inc., a Delaware corporation (the “Company,” “us,” or “we”) with the U.S. Securities and Exchange Commission (the “SEC”), on November 18, 2022 (the “Schedule TO”), relating to an offer by the Company to each holder of the Company’s public warrants and private placement warrants (each as defined in the Schedule TO) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.250 shares of Class A Common Stock in exchange for every outstanding warrant (as defined in the Schedule TO) tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated December 15, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, the Company also solicited consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of March 22, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.225 shares of Class A Common Stock, which is a ratio 10.0% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the Warrant Amendment required the vote or written consent of holders of at least 65% of each of the outstanding public warrants and the outstanding private placement warrants.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus/Offer to Exchange, dated December 15, 2022, which forms part of the Registration Statement on Form S-4 (“Registration Statement”) declared effective by the SEC on December 15, 2022, (b) a press release issued by the Company on December 19, 2022, announcing the results of the Offer, the execution of the Warrant Amendment, and the effectiveness of the Registration Statement, and (c) the executed Warrant Amendment.

Only those items amended are reported in this Amendment No. 1. Except as amended hereby to the extent discussed above, the information contained in the Schedule TO, the Prospectus/Offer to Exchange, and the other exhibits to the Schedule TO remains unchanged. This Amendment No. 1 should be read with the Schedule TO and the Prospectus/Offer to Exchange.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on December 16, 2022. The Company has been advised that 13,240,756 warrants (including 4,209 warrants tendered through guaranteed delivery), or approximately 85.7 % of the outstanding warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before December 21, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 96.5% of the outstanding public warrants and approximately 78.5% of the outstanding private placement warrants to the Warrant Amendment, which exceeds the threshold of 65% of each of the outstanding public warrants and outstanding private placement warrants required to effect the Warrant Amendment. On December 19, 2022, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.225 shares of Class A common stock per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as December 23, 2022.

On December 19, 2022, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above and the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a)	Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on December 15, 2022).
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 18, 2022).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 18, 2022).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 18, 2022).
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 18, 2022).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)(A)	Press Release, dated November 18, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K filed with the SEC on November 18, 2022).
(a)(5)(B)	Press Release, dated December 19, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K filed with the SEC on December 19, 2022).
(b)	Not applicable.
(d)(i)	Restated Certificate of Incorporation of OPAL Fuels Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K/A filed by the Company on August 10, 2022).
(d)(ii)	Bylaws of OPAL Fuels Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on July 27, 2022).
(d)(iii)	Warrant Agreement between Continental Stock Transfer & Trust Company and ArcLight Clean Transition Corp. II, dated March 22, 2021 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on March 26, 2021).
(d)(iv)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-252730) filed by the Registrant on March 9, 2021).
(d)(v)	Form of OPAL Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 (File No. 333-262583), filed on May 9, 2022).
(d)(vi)	2022 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on July 27, 2022).
(d)(vii)	Letter Agreement, dated as of March 25, 2021, by and among ArcLight CTC Holdings II, L.P., ArcLight Clean Transition Corp. II and certain other parties thereto (incorporated by referenced to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed by the Registrant on March 26, 2021).
(d)(viii)	Sponsor Letter Agreement, dated as of December 2, 2021, by and among OPAL Fuels LLC, ArcLight Clean Transition Corp. II and certain other parties thereto (incorporated by reference to incorporated by referenced to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Registrant on December 3, 2021)
(d)(ix)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on December 3, 2021).
(d)(x)	Form of Amendment No. 1 to the Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on May 12, 2022).
(d)(xi)	Tax Receivable Agreement, dated July 21, 2022, by and among OPAL Fuels Inc. and the persons named therein (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on July 27, 2022).
(d)(xii)	Investor Rights Agreement, dated July 21, 2022, by and among OPAL Fuels Inc., ArcLight CTC Holdings II, L.P., and the other persons named therein (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on July 27, 2022).
(d)(xiii)	Second A&R LLC Agreement of OPAL Fuels, including any Certificates of Designations (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Company on July 27, 2022).
(d)(xiv)	Delayed Draw Term Loan and Guaranty Agreement, dated October 22, 2021, by and among OPAL Fuels Intermediate Holdco LLC, the Guarantors named on the signature pages thereto, and the Lenders (as defined therein), and Bank of America, N.A., as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 (File No. 333-262583), filed on March 25, 2022).
(d)(xv)	Amendment No. 1 to Delayed Draw Term Loan and Guaranty Agreement and Waiver, dated February 1, 2022 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 (File No. 333-262583), filed on March 25, 2022).

(d)(xvi)	Environmental Attributes Purchase and Sale Agreement, dated November 29, 2021, by and between, on the one hand, NextEra Energy Marketing, LLC and, on the other hand, TruStar Energy LLC and OPAL Fuels LLC (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 (File No. 333-262583), filed on March 25, 2022).
(d)(xvii)	Administrative Services Agreement, dated December 31, 2021, by and between OPAL Fuels and Fortistar Services 2 LLC (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 (File No. 333-262583), filed on March 25, 2022).
(d)(xviii)	Indemnification and Hold Harmless Agreement, dated December 31, 2020, by and between OPAL Fuels LLC and Fortistar LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 (File No. 333-262583), filed on March 25, 2022).
(d)(xix)	Flue Gas Offtake and Preferred Partner Agreement, dated November 29, 2021, by and between CarbonFree Chemicals Holdings, LLC and OPAL Fuels LLC (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-4 (File No. 333-262583), filed on March 25, 2022).
(d)(xx)	Amendment No. 3 to Delayed Draw Term Loan and Guaranty Agreement, dated September 29, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 3, 2022).
(d)(xxi)	Form of Stock Award Agreement dated September 15, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on September 19, 2022).
(d)(xxii)	Forward Purchase Agreement, dated July 18, 2022, among ArcLight Clean Transition Corp. II, Meteora Special Opportunity Fund I, LP, Meteora Select Trading Opportunities Master, LP and Meteora Capital Partners, LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 18, 2022).
(d)(xxiii)	Credit Agreement, dated August 4, 2022, made by and among OPAL Intermediate Holdco 2 as Borrower, the guarantors, the lenders thereto, Bank of Montreal as the administration agent, Wilmington Trust as collateral agent and Bank of Montreal, Investec Inc. and Comerica Bank as joint lead arrangers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 8, 2022).
(d)(xxiv)	Promissory Note, dated as of May 16, 2022, by and between Arclight and Sponsor (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by the Company on August 10, 2022).
(d)(xxv)	Dealer Manager Agreement, dated as of November 18, 2022, by and between OPAL Fuels Inc. and BofA Securities, Inc., as dealer manager (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 18, 2022).
(d)(xxvi)	Tender and Support Agreement, dated as of November 18, 2022, by and among OPAL Fuels Inc. and the public warrant holders and private warrant holders party thereto (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 18, 2022).
(d)(xxvii)	Amendment No. 1 to Warrant Agreement, dated December 16, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on December 19, 2022)
(g)	Not applicable.
(h)	Tax Opinion of Sheppard, Mullin, Richter & Hampton LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on November 18, 2022).

(b)	Filing Fee Exhibit.

Filing Fee Table.*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

OPAL FUELS INC.

By:	/s/ Jonathan Maurer
Name:	Jonathan Maurer
Title:	Co-Chief Executive Officer

Dated: December 19, 2022